Given Imaging
Fourth Quarter 2008
Financial Results Conference Call

February 11, 2009
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging fourth quarter 2008 conference call. Today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Fern Lazar of Lazar Partners. Please go ahead.

Fern Lazar: Good morning and thank you for joining us. With us today from Given Imaging are Homi Shamir, president and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 31, 2008. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s fourth-quarter earnings release, which is posted on the Web site.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging. Please go ahead.

Homi Shamir: Thank you Fern.

Good morning everyone and thanks for joining us today. In 2008, we made solid progress advancing our business and strengthening our position as the global capsule endoscopy leader.

We are pleased to report that total revenue increased by 11 percent in 2008 to $125.1 million compared to $112.9 million in the same period in 2007.  We achieved these results in spite of a serious downturn in the global economy, slower than expected growth in Japan and a delay in the start of French reimbursement.

During 2008, all three of our operating regions delivered higher revenues compared to 2007. The Americas grew by three percent to $75.5 million, EMEA increased by 28 percent to $34.9 million and the APAC region grew by 25 percent to $14.5 million.

Turning to PillCam sales, we sold a record 211,000 PillCam SB capsules in 2008.  We anticipate that we will soon reach another important milestone with the sale of our millionth SB capsule expected mid-year.

To sustain our leadership in capsule endoscopy, we invested and launched several new products and services.  One of Given Imaging’s goals is to develop GI diagnostic tools that are more patient-friendly. Another goal is to make those tests easier to use so that both doctor and patient don’t have to be in the endoscopy suite to use our products.

To enhance physician mobility, we launched RAPID 5 Access, the next generation of our proprietary software. RAPID ACCESS gives the physician the flexibility to read PillCam videos anytime, anywhere - not just in his or her office.   We plan to unveil and launch many new exciting products this year at DDW that will reinforce our leadership in capsule endoscopy.

In December, we acquired the Bravo pH Monitoring business from Medtronic.  Bravo is the only wireless, catheter-free pH test on the market for diagnosing GERD.  Bravo is a vitamin-sized capsule that is endoscopically attached to the esophagus transmitting pH readings to a wireless monitor for 48 hours. The GI community considers it to be the gold standard.  According to a recently issued AGA GERD position statement, wireless pH monitoring has superior sensitivity to catheter studies for detecting pathological esophageal acid exposure.

Turning to the fourth quarter, worldwide revenues were $33.8 million, a 1.5 percent decrease compared to the same period in 2007.

In the Americas region, sales decreased by 5 percent to $20.7 million compared to the fourth quarter of 2007. This was due to lower sales of work stations and capsules.  In particular, sales of work stations were significantly lower than planned.  We sold 118 workstations in the fourth quarter of 2007 compared to only 37 in the fourth quarter of this year.  We did not offer any promotions on work stations during this quarter, but we also believe that the shortfall in the quarter reflects the impact of the economy on equipment sales.  Selling fewer work stations also impacted PillCam sales as we generally sell the platform with a PillCam SB ten pack.  In spite of this effect, we had slightly more reorders of PillCam SB capsules in the US in the fourth quarter of 2008 than in the fourth quarter of 2007.  Also, as I know this question will come up, we see no evidence that competition had anything to do with lower sales in the U.S. this quarter.

Turning to the EMEA region, sales there increased by a solid 15 percent to $9.7 million.  We recorded strong sales for workstations; we sold 77 this quarter compared to 29 workstations in the fourth quarter of 2007. As you might expect, most of these sales were in France where we now have reimbursement for the entire population for PillCam SB.   PillCam sales also increased by 19 percent from 11,400 capsules to 13,600 capsules.

In the APAC region, sales declined by 16 percent compared to the fourth quarter of 2007 to $3.4 million, mostly as a result of lower equipment sales in Japan due to difficulties in the distribution channel. On the other hand, sales of PillCam in the region increased by 23 percent. We believe this indicates that those physicians who have the Given Platform are using it more and more.

Looking ahead, everyone is facing a challenging and uncertain economic environment this year. We are, however, optimistic about our prospects for increasing our sales globally and expanding the number of indications for which PillCam SB is reimbursed.

We have incorporated that optimism into our 2009 guidance.  We’re projecting revenues of between $141 and $148 million in 2009 which would represent growth of between 13 - 18%.  For earnings per share, we are projecting between $0.20 and $0.28 per share or $6 - $8.4 million in total.  When we eliminate all of the one time events from 2008 this represents a solid improvement in our operating margin and net income.

As I’ve noted in the past, the majority of PillCam sales are PillCam SB.  Typically, physicians who prescribe PillCam SB for their patients do so because the patient is sick, and the physician is trying to determine the cause of the patient’s illness.  We will continue to be cautious about equipment sales as we see that the entire medical device field is being impacted by the deteriorating global economy.  Thanks to our razor-razor-blade model, about 82% of our total revenue comes from PillCam sales.

In the EMEA region, we believe that solid revenue growth will continue this year as PillCam SB gains further traction in Europe.  We expect to record a substantial revenue contribution this year from France now that PillCam SB reimbursement for the country’s entire adult population is effective.  Our sales infrastructure is in place, and our reps are aggressively reaching out to hospitals and clinics to expand our footprint in this important market.

Japan also represents a significant opportunity and getting sales back on track is a priority.  As many of you know, we recently announced that FUJIFILM, through its medical arm, Fuji Medical, is our second PillCam distributor in Japan.  This is great news for several reasons: 1] we have an established working relationship with FUJIFILM, which markets our products in China and co-markets with us in some other places. 2] They are world-leaders in the endoscopy market with long established relationships in the GI field and 3] we are partnering with them on developing new technology. For example, the latest optics in SB2 and COLON2 were developed in partnership with FUJI.  We look forward to this expanded partnership and we hope that sales in Japan will resume a sustained double-digit growth rate in the next two to three quarters.  This new relationship is already off to a good start and we anticipate they will be in full sales mode soon.

In the U.S., our sales reps have started selling Bravo.  We believe Bravo’s clinical profile and patient-friendly nature is a great complement to our four other capsules.    Bravo presents a significant opportunity for us as there is a large and established market for pH testing with about 260,000 procedures completed in 2007.  We estimate that Bravo has approximately 20% of this market.   Even though Bravo was previously sold over the telephone, with no sales force support - there are approximately 1000 customers who use the product.   While 50% of them are already customers of Given Imaging, we have substantial potential to cross-sell. We are introducing Bravo accounts to Given Imaging’s field force, technical support and reimbursement team. Meanwhile, we are preparing ourselves to transfer the Bravo technological know-how to Israel and to start manufacturing Bravo in Israel on or before the end of 2009. This will allow us to upgrade the Bravo software and improve some of the technical aspects of the capsule, and to decrease the cost of manufacturing of this product. We also believe that we can launch this product internationally as we already have the CE mark in Europe in place.

We also have a number of clinical trials underway and plan to start a few more to support broader use of PillCam SB in Crohn’s as a first line diagnostic tool and to explore other uses for PillCam ESO such as in the emergency room setting.

We’re continuing our efforts to develop PillCam COLON 2, which we think could prove to be invaluable as either a screening tool for colon cancer or a complementary test to colonoscopy.  We plan to conduct clinical trials in Europe and in Israel in order to obtain the CE Mark, which we’re targeting for the second half of 2009.  We just received IRB approval to start the trial in Israel.  Assuming these trials meet their endpoints, we hope to have the CE Mark in the second half of the year, and to begin marketing PillCam COLON 2 shortly after.  Once we have the CE Mark, we plan to proceed with U.S. and European clinical trials which will serve as the basis for our FDA application as a 510k.

Before turning the all to Yuval, I’d like to wrap by saying that despite the uncertain environment, we remain confident in our company and that we can deliver. We believe that we can do better in 2009 and our guidance underscores that.  To literally put our money where our mouth is, the senior management team is taking a salary and bonus cut of between 8 - 10% in 2009.  Throughout the years, we have built a solid operating structure and strong relationships with GI physicians. We will continue to innovate and find new ways to provide value to our GI customers.

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our fourth quarter results.

Yuval Yanai:  Thanks Homi.

In the fourth quarter, we achieved sales of $33.8 million. 61% of sales were from the Americas region, 29% from EMEA and 10% from the Asia/Pacific region.

We sold approximately 55,800 PillCam capsules this quarter, a 2% increase over the fourth quarter of last year.  Approximately 68% or 37,700 capsules were sold in the Americas, 13,600 capsules or 24% were sold in the EMEA and 4,500 or 8% were sold in APAC.

Worldwide reorders of PillCam SB increased by 9% this quarter to 54,800 capsules from 50,600 in the fourth quarter of 2007.  PillCam reorders in the Americas increased by 1%, EMEA increased by 18% while APAC increased by over 72%.  As of December 31st, we have cumulatively sold approximately 875,000 PillCam SB capsules worldwide.

In terms of revenue breakdown, PillCam capsule sales accounted for 83% of total revenues, workstations and data recorders accounted for 14% of total revenues and service and other income accounted for 3%.

In the U.S., our primary market, capsule sales accounted for 91% of total U.S. revenues, workstations and data recorders accounted for 6%, and service income and other accounted for 3%.

Worldwide, we sold 190 systems to new customers in the quarter, compared to 261 systems in the fourth quarter of 2007.  37 workstations, or 19% of total workstations sold this quarter, were sold in the Americas, 77 systems or 41% were sold in the EMEA region and 76 or 40% were sold in APAC.  This brings our cumulative system deliveries, worldwide, to almost 4,900 of which almost 2,900 systems are installed in the U.S.

Net loss for the fourth quarter of 2008 was $2.0 million or $0.07 per share, compared to net income of $12.8 million, or $0.41 per share on a fully diluted basis in the fourth quarter of 2007.  Net loss for the fourth quarter of 2008 includes a one-time charge of $4.7 million, resulting from the write-off of in-process R&D associated with the acquisition of the Bravo pH monitoring business.  Excluding this one-time charge, net income for the fourth quarter of 2008 was $2.7 million, or $0.09 per share on a fully diluted basis. Net income for the fourth quarter of 2007 included, among other items, a gain of $22.2 million, a tax expense of $3.0 million, both resulting from the termination of the agreement with Johnson & Johnson. Also, the fourth quarter of 2007 included a $5.5 million charge resulting from an early repayment of the entire liability to the Israeli Office of the Chief Scientist.

In the fourth quarter of 2008 we recorded approximately $1.8 million of stock based compensation expenses in accordance with FAS123R.  A breakdown of the compensation expenses by line item is part of the detailed financial information posted on the investor relations section of our website.

Consolidated cash, cash equivalents, short-term investments and marketable securities as of December 31st totaled $90.3 million.

Following a request made by Given Imaging's largest shareholder with a 48% aggregate ownership through the IDB Group of Companies, the Board of Directors approved a special cash dividend of $0.54 per share, or $16 million in the aggregate.  In approving this dividend, the Board reviewed the Company's current and projected liquidity, its anticipated operating performance, and its growth strategies. It concluded that a total dividend payout of approximately $16 million is in excess of the Company's expected cash requirements.  No additional dividends are currently anticipated.

I would like to now spend a few minutes providing additional information on our guidance for 2009.  In our press release, we indicated that the guidance, as well as the ranges in revenues and EPS resulted from the unstable economic environment.

As Homi said earlier, while we are cautiously optimistic about our ability to perform in 2009, like other global companies, our financial results are sensitive to macroeconomic factors, and, in particular, to currency volatility.  To minimize this uncertainty, we actively hedge our current and future currency exposure. In 2008, we were able to almost completely off-set the effect of changes in exchange rates on our financial statements.  In addition, I would like to clarify that in 2009 we will not able to generate the same level of interest income as we did in 2008. The decline in interest rates coupled with the fact that we reduced the weighting of corporate bonds in our cash investments, will result in lower interest income.  Nonetheless as we have done previously, we estimate that we will continue to show a strong operating cash flow.

Turning to gross margin, in 2009 we will generate margins that are lower than those that we usually report due to sales of Bravo which presently have a lower gross margin than our PillCams.  Once we complete the transfer of manufacturing Bravo to Israel, we expect that gross margins generated from Bravo sales will significantly improve.  We are aiming to complete this transfer by the end of the year.

On a consolidated level, we expect gross margin for 2009 to be in the range of between 71% to 74%.

Moderator, you now may now open the call for questions.

Operator:  To ask a question today, please press star 1 on your telephone key pad.  If you’re using a speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment.

Once again, that is star 1 for questions.

We’ll go first to Dave Turkaly at SIG.

Dave Turkaly:  Hello?

Homi Shamir:  Hi.

Dave Turkaly:  Hi, thanks.

You know I know you mentioned the economy – you know we’re hearing this from a lot of companies and that – I just was circling back to the stations I know you’ve got a huge installed base, but, I thought – are you guys placing most of the systems in the U.S.?  Do you sell them outright?  And if there are sales, well, I guess I’ll start there and then hear your answer before I ask anything else.

Thanks.

Homi Shamir:  David, we were selling them, OK?  All those work stations that we mentioned, we sold them, OK?  And we basically don’t give them away.

Dave Turkaly:  Can you comment on, exactly, or even just ballpark about what the price of the systems are?

Yuval Yanai:  Hi, David, this is Yuval speaking.

The price ranges between $20,000, which is a list price to a very low price.  Depends whether this is the first or second system.  Or, on the other hand, how many capsules the physician is willing to buy when he gets the system.

Basically, I think that the actual other price is, slightly, probably under $10,000.  But it, I think, fluctuates in quarters, depending on the behavior of our customers.

Dave Turkaly:  OK, so you may have an option to possibly, I don’t know, lease or place them in the future if, I imagine if the economy continues to drag.

Second one just from me would be, in Asia-Pacific you know the PillCam number was down a little bit sequentially and I realize the distribution issue you ran into – do you think that can reconcile quickly in 2009 in terms of you know kind of that 7,000 we saw in the third quarter.

How quickly could you get back to a run rate like that with someone like Fujifilm.  Should we expect it to happen, possibly quickly?

Homi Shamir:  Yes, I think it will be relatively quick.  We – are already training Fuji – Fuji started selling the product.  Again, it might take another quarter or two.  But I think you can see the number coming from second quarter.

Dave Turkaly:  Thanks.

Yuval Yanai:  Thanks, Dave.

Operator:  Next we’ll move to Amit Hazan from Oppenheimer.

Amit Hazan:  Hi, good afternoon guys.  Can you hear me OK?

Homi Shamir:  Yes, good morning, Amit.

Amit Hazan:  Good.  I just wanted to first maybe ask a couple questions about your guidance appreciating the gross margin range you just gave.  It still seems to be quite broad, 71% to 74%.  Can you help us out a little bit more in trying to model that correctly?

And then, also, help us out with sales and marketing and how we should be thinking about that.

Yuval Yanai:  OK.  Hi, Amit.  This is Yuval speaking.

Start with gross margin.  I think that that’s the range we can provide right now because it all depends on the combination of revenue between Bravo and PillCams and also in exchange rates.  As you know we have quite a large activity in other currencies except for the U.S. dollar.  It’s quite difficult to predict what’s going to be.  Therefore, we have to provide a slightly wider range than usual when we talk about gross margin.

So, I don’t think I can narrow that for you, unless you tell me what’s going to be the exchange rate between the euro and the dollar in about 6 months from now.  But we cannot and we do not hedge against our selling price.  We protect our cash flow and therefore the range is slightly higher, and bear in mind that in previous guidance – the range was 2%.  It’s true that it’s 50% more than that, but it’s only 1%.  So, I think there is enough clarity about that.

Now, selling and marketing expenses like R&D and G&A should stay at the same for 2009 – should stay more less the same level as in 2008 with some fluctuation that may occur.  Either because of exchange rates events that we don’t know right now.  So basically, as percentage of revenues, selling and marketing as well as R&D expenses and G&A should decrease as a percentage of revenues.

Amit Hazan:  OK, so sales and marketing, you said, it’s also in dollar terms?  The same rate as ’08?

Yuval Yanai:  Yes, yes, unless there are significant – well, I’m saying now based on our work plan assumed exchange rates.  Assuming that there won’t be any significant fluctuation, you may assume that the, in dollar terms, they will be on the same level as in 2008.

Amit Hazan:  OK, and in terms of Bravo, can you first just clarify – I don’t – did you have any sales of Bravo in the fourth quarter – and then – what the contribution you’re expecting in 2009?

Yuval Yanai:  Yes, we have the – we started selling Bravo Systems indirectly through Medtronic during the last few weeks of December ‘08.  And therefore, we had a couple of some hundred thousand dollars, but no more than that, nothing significant.

I think that when we announced the acquisition of Bravo, we said that we expect revenues of approximately $8-12 million.  So you can use it as a basis.  However, with the uncertainty surrounding the U.S. markets, specifically, I would not keep this number as a constant and have everything else as a variable.  But the same as we apply kind of a discount which represents the risk going into 2009, should be applied also to Bravo.

So, I assume that we will sell more than $10 million.  It could be $12.  It could be $15.  I don’t know exactly what the number is right now.  Hopefully that will be higher than what I said before.

Amit Hazan:  OK

Homi Shamir:  Just, to add to what Yuval said, we just engaged our sales force in Bravo as of the first of February.  So, we need a few more months to see how the sales force are getting familiar and ramping up the sales compared to Medtronic’s.

Amit Hazan:  OK, one final question from me on the economy in the U.S.  The PillCam SB, I recognize that there’s the impact from the lower work stations.

I’m wondering if you can comment – if you’ve seen any impact at all from the economy in general and just, perhaps, patients not coming in as often as they would have otherwise?  And, what you saw in the fourth quarter and what you’re thinking about in terms of that, specifically, for the SB capsules for ’09?

Homi Shamir:  Amit, in general, we have not seen a slowdown in procedures, or been told that there’s a slowdown in the procedures.

But at the same time, we understand that 4 million people so far are losing their job.  And those people will have limited access to medical care.  So, I think, eventually, we’ll see some area like in the Great Lakes or Michigan, et cetera, some slowdown might be in procedures.

But in general, we have not seen – we have seen the capital side, but we have not seen on the PillCam side.

Amit Hazan:  OK, thanks very much, guys.

Yuval Yanai:  Thank you, Amit.

Operator:  Next, we’ll move to Ed Shenkan at Needham & Company.

Ed Shenkan:  Congratulations on the Fuji agreement.  That’s great news.

Homi Shamir:  Thank you, Ed.

Ed Shenkan:  Can you give us any more details on the Fuji agreement with you know respect to maybe gross margin, pricing or joint sales and marketing expenses?

Yuval Yanai:  Hi, Ed – good morning, this is Yuval speaking.

Unfortunately not – the same reason we never – we could not provide such information with regard to our relationship with Suzuken.  It all deals with our commercial relationship from a third party.  And we also have, as you know competition in Japan.  Therefore, I think we are prevented, unfortunately, from providing you such an – such an answer.

However, I can tell you there is no – we do not discriminate among distributors, and therefore the terms with Fuji are equal to the terms with Suzuken.

Ed Shenkan:  How many sales people at Fuji are going to be selling it?  And will they be bumping in against the Suzuken reps, as well?  And you know how will Suzuken versus Fuji you know break up Japan?

Homi Shamir:  Fuji nominate and I don’t – I don’t want to get too exact number, but they have close to a dozen people dedicated now to Given product.  But they have the entire medical – Fuji medical sales force.  It’s fairly large – very large.  They are selling in couple of billion dollars in Japan.  And those – but we start first with the dozen that we have.  We train them.  They are fully dedicated.  And then, based on their success, Fuji will decide either to ramp it up.  At the same time, they’re getting the support from the whole organization that Fuji has in place.

Again, it’s not a first time we are working – or I was working Japan with multi distributors.  We just need to know how to work with them together.  And, they sometimes cooperate and sometimes compete in the marketplace.  That’s their job.  We just give them the support.

Ed Shenkan:  So, those 12 sales people for Fuji – will they be bumping in, then, to the Suzuken sales reps?  Calling on some of the same doctors?  Or not?

Homi Shamir:  I’m sure – I’m sure they are.  I mean, I’m sure they will be going against the 30-something – the 30-something sales reps.  But if we really look, in going back to what we said why we wanted Fuji to join, Suzuken was concentrating on the high end of the customer, while we wanted to go more spread to the midlevel, even to the one man physician.  And I think here, Fuji has their strengths and Suzuken has their strengths.  So I think that, eventually, I’m sure there will be some overlapping but I think in most of the cases, each of them will concentrate on the area they have the strength.

Ed Shenkan:  Now, on the units of capsules that were sold to rest of world in the third quarter, it was roughly 7,200 going down to you know about 4,500 or 4,600 in the fourth quarter.

Is that because of you know a lot of stocking that was in the September quarter?  Or you know what do you attribute the declines, sequentially?

Yuval Yanai:  I don’t think it’s the – this region is a distribution world.  We do not control – we cannot know exactly what’s the rate of utilization of our customers.  Therefore, there are fluctuations from quarter to quarter.  And so, that I think, is the explanation for that.

Ed Shenkan:  Now, do you expect, in the first quarter – now that Fuji’s on board – how much stocking you know would there be with Fuji.

Yuval Yanai:  There won’t be stocking as far as we understand.

It’s not justified in Japan.  They can get the either capsules or the work station overnight.  So, I don’t think there will be any stocking this quarter.

Ed Shenkan:  Right.  And then, switching gears to Europe you know in the European revenues, what percent are in dollars and what percent are in other currencies of your European, you know capsules?

Homi Shamir:  In Europe, the majority are in euros – only small portion coming from the pound.  But all what we are selling in Europe is …

Ed Shenkan:  OK, so, virtually, the European revenue numbers – virtually all euros with the small part of you know pounds for the U.K.

Homi Shamir:  Yes.

Yuval Yanai:  Yes.

Ed Shenkan:  So – and then, the compensation cut that you mentioned on the conference call, 8 to 10%.  How many people at Given are affected by that?

Yuval Yanai:  On the salary side, I think only – approximately ten …

Homi Shamir:  And …

Yuval Yanai:  Including the CEO of the company and the chairman of the company.

Ed Shenkan:  OK.  That will mostly be a G&A impact.  Correct?

Yuval Yanai:  Yes.

Ed Shenkan:  And, when will you get a new head of U.S.  And you know tell us you know what you’re looking for.

Homi Shamir:  Yes, we started the search.  We retained a search firm.  And we’re looking for an experienced president who was running a large operation both in the medical or in the pharma.  And, we are on the way in the search.

Ed Shenkan:  Thanks.  No further questions.

Homi Shamir:  Thanks, Ed.

Yuval Yanai:  Thank you, Ed.

Operator:  And just a reminder, if you would like to ask a question, please press star 1.

We’ll go next to Anthony Petrone at Maxim Group.

Anthony Petrone:  Hey, Homi.  Hey, Yuval.

Homi Shamir:  Hi, Anthony.

Yuval Yanai:  Good morning.

Anthony Petrone:  Just an update.  You mentioned last quarter on capsule pricing in the U.S. and if we could just get an update on what the ASP’s in the quarter were for capsules in the U.S.

Yuval Yanai:  There hasn’t been any change.  We still sell – we sell the capsule at the same price as we used to do – used to sell a few months ago.  And we don’t see, also, any pressure in the U.S. right now.

The same, by the way, in Europe.  We are able to maintain the same prices in local currency.  Obviously, when we transfer it into U.S. dollar, it depends on the exchange rate.  But basically, I would say there is no change in capsule price.  And there is no pressure to change.

Anthony Petrone:  So if I move on to Bravo, can you give us an idea of pricing – the pricing scheme you may go at with that – once, I guess, currently – and then once it’s fully integrated – if there will be a change there.

And just a quick follow-up there.  In the short run here, what is the margin relative to the existing capsules and what could we expect here as a short term impact before you’re integrated?

Yuval Yanai: Well, we’ll start with a selling price.  We sell Bravo for $2000 …
 Two hundred and twenty dollars reimbursement is almost double that – $420 or $440.  Therefore, I think we have a – quite a good price.  And reimbursement is nice, so it’s a win-win situation on both sides.

I think I mentioned that during the call – the gross margin we generate right now is relatively – not relatively – it’s lower compared to the gross margin we generate for the capsule business because we buy the capsule from Medtronic and that will continue until we complete transferring the manufacturing to Israel.  Once we move it to Israel, we will be able to significantly improve gross margin.

Now, the current gross margin – without getting into detail because this is a Medtronic manufactured product – is much lower, the gross margin compared to what we see right now.  And therefore, we believe that with the improvement in technology that we are going to implement and the Israeli manufacturing, we will be able to bring the gross margin of Bravo pretty close to what we have now with the capsule business.

Anthony Petrone:  One more follow-up on Bravo – what was the growth rate under Medtronic, if you can give us an indication there?  And what do you think the improvement could be once it’s fully integrated to Given?

Homi Shamir:  Anthony, it was flat.  In Medtronic, it’s flat.  They did not have any sales force.  It was taken by the phone OK?  So, it was flat.  We obviously are looking forward to bring it on board and with our sales force to get it rapid to double digit growth year over year.  And we believe we can do it because we have the sales force and we have the installed base of the customer and we think we also… Partly Medtronic start doing it – improving the technology and making it more user-friendly to the customer.  And we will continue to enhance it.

So I really – if I’m looking at 2010, we will have almost a new product in the market that will be easier to use.  And, as I said, the whole sales force is currently already engaged.

So, give us another quarter or two and we get a better feeling.  But we obviously bought the business because we have seen the upside using our sales team both here and internationally to have a rapid growth in this business.

Anthony Petrone:  Thank you.

Just moving on a couple – to Europe for a moment, when you look at the numbers this quarter are healthy.

Can you give us an idea of pent up demand in France, if that’s something that’s benefiting the company here and what do you currently see in France and how is that shaping up?

Homi Shamir:  I did not understand the first part.  I did not hear it corrctly, but if I understood we start seeing progress.  And as I mentioned in the call, in December we start seeing a rapid introduction in selling of our work station in France, we’re hoping that this trend will continue during this year.  And we think it will be a very healthy year for us in growth, in France.

Anthony Petrone:  OK, and just pricing.  Seemed a little bit higher in the U.S. but lower relative to Japan.  Is that – is that still kind of the pricing that we’re seeing in France?  Or …

Yuval Yanai:  Pricing in France is determined by the reimbursement.  It’s 418 euros.  So, this is the price – this is the price in France.  We cannot talk about Europe as a whole place because there are quite significant price differentiation between countries.

So, this is what we have right now as long as reimbursement is at 418 euros, this is the amount we’re going to charge our customers.

Anthony Petrone:  OK, and just a final question here on Germany.  Is there any update there on the initiatives with Germany?

Homi Shamir:  We are progressing, but as we learned from our past mistake, we don’t want to put a timeframe.  We are progressing.  As soon as we have an update, we will update.

Anthony Petrone:  Thank you.

Yuval Yanai:  Thank you.

Operator:  And that does conclude today’s conference.  At this time, I would like to turn – I’m sorry – the Q&A session at this time – I’d like to turn the conference back over to Mr. Shamir for any closing remarks.

Homi Shamir:  Thanks for joining us today.  Yuval and I will be meeting with investors next week in New York and we look forward to seeing some of you then.  Thank you.

Operator:  And that does conclude today’s conference.  Again, thank you for your participation.  You may now disconnect.

Homi Shamir:  Thank you.

END.